Filed Pursuant to Rule 433

Registration Statement No. 333-207571

Pricing Term Sheet

NewStar Financial, Inc.

Pricing Term Sheet

The information in this pricing term sheet supplements NewStar Financial, Inc.’s preliminary prospectus supplement, dated November 9, 2015 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

This pricing term sheet provides information concerning a reopening (as discussed below) of NewStar Financial, Inc.’s 7.250% Senior Notes due 2020 described under “Description of the Notes” in the Preliminary Prospectus Supplement.

Issuer:	NewStar Financial, Inc.

Security description:	7.250% Senior Notes due 2020

Size:	$80,000,000 of 7.250% Senior Notes due 2020

Gross proceeds:	$79,208,000

Net proceeds to Issuer (before expenses):	$78,208,000

Maturity:	May 1, 2020

Coupon:	7.250%

Issue price:	99.010% of face amount, plus accrued interest from November 1, 2015

Yield to maturity:	7.514%

Spread to Benchmark Treasury:	578 bps

Benchmark Treasury:	UST 1.375% due October 31, 2020

Interest Payment Dates:	May 1 and November 1 commencing May 1, 2016

Equity clawback:	Up to 35% at 107.25% prior to May 1, 2017

Optional redemption:
Make-whole call at T+50 bps prior to May 1, 2017, then:

On or after:	Price:
May 1, 2017	103.625
May 1, 2018	101.813
May 1, 2019 and thereafter	100.000%

Change of control:	Puttable at 101% of principal plus accrued and unpaid interest

Trade date:	November 9, 2015

Settlement:	T+3; November 13, 2015

CUSIP / ISN	65251F AB1 / US65251FAB13

Denominations/Multiple:	2,000 x 1,000

Bookrunner:	J.P. Morgan Securities LLC

Ratings*:	SP: BB- / Fitch: BB-

Use of Proceeds:	We estimate the net proceeds from the sale of the notes to be approximately $78.0 million after the underwriters’ discount and estimated expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes.

As Adjusted Column of table under “Capitalization”:	The “As adjusted” column of the table in the Preliminary Prospectus Supplement showing our capitalization as of September 30, 2015 as adjusted for the issuance of the notes and the application of the net proceeds from this offering will be revised to reflect $135,430 of “Cash and cash equivalents,” $3,223,852 of “Total long-term obligations,” $569,852 of “Non-funding Indebtedness” and $3,884,132 of “Total capitalization.”

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The notes are offered as part of a reopening of a series of previously issued notes, as described in the Preliminary Prospectus Supplement relating to this offering. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued. The issuer initially issued $300,000,000 aggregate principal amount of its 7.250% Senior Notes due 2020 under the indenture dated as of April 22, 2015 (the “Indenture”) among the Company and U.S. Bank National Association, as trustee. After the consummation of this offering, the notes offered hereby will represent approximately 21.1% of all notes issued under the Indenture.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan toll-free at (866) 846-2874.